Exhibit 99.4

FOR IMMEDIATE RELEASE – August 15, 2011

Anchor Funding Services, Inc. reports its fourth consecutive profitable quarter from continuing operations with a 12.9% increase in revenues

Boca Raton, Fl. (PR Newswire) August 15, 2011– Anchor Funding Services, Inc. (OTC Bulletin Board Symbol “AFNG.OB”) announced today its results of operations for the quarter ended June 30, 2011. The company reported second quarter 2011 finance revenues of $731,848, an increase of $83,618 or 12.9% over the comparable period of the prior year. The company reported six month 2011 finance revenues of $1,319,140, an increase of $217,558 or 19.7% over the comparable period of the prior year. Our increased finance revenues are attributable to the company’s investments in its sales initiatives and growth among certain Anchor portfolio clients.  The company had net income of $173,494 for the quarter ended June 30, 2011 as compared to a net loss of $(563,246) for the comparable period of the prior year.  The Company had net income of $190,531 for the six months ended June 30, 2011 as compared to a net loss of $(654,857) for the comparable period of the prior year. Our improved net income for the second quarter and first six months of 2011 is due to increased finance revenues, a 6% reduction in operating expenses and a 13% decrease in interest expense.

As previously reported, meeting the stringent lending criteria of commercial banks remains difficult for small businesses seeking working capital.  Through our sales and marketing efforts, we are implementing various ways to obtain business opportunities from bank rejections.  Anchor is often able to provide working capital to small businesses when banks cannot.

Morry F. Rubin, CEO, stated "We are excited about our fourth consecutive quarter of profitable results from continuing operations. Since having completed our private placement of convertible preferred securities in April 2007, we have organically grown the portfolio from less than a dozen clients in a few states to servicing more than 130 companies in more than 30 states so far in 2011. We are focused on adding additional credit worthy clients to our national portfolio and  seeking acquisition opportunities while remaining vigilant in securing opportunities to reduce our internal cost of funds."

We are excited about our future expansion opportunities and will continue to communicate important developments as they occur.

About Anchor

Anchor provides innovative accounts receivable funding, purchase order financing, inventory funding and credit management services to small and mid-size U.S. businesses. Our funding program which is based upon creditworthiness of accounts receivable, provides rapid and flexible financing to support small businesses’ daily working capital needs.

Additional Information

For additional information, a copy of Anchor’s Form 10-Q can be obtained on the Internet by going to www.sec.gov, clicking “Search for Company filings,” then clicking “Companies & Other Filers,” typing in our company name and clicking “find Companies.”

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995.

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performances or achievements express or implied by such forward-looking statements.  The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and the company’s ability to attract and retain key personnel.

Contact Morry F. Rubin, Chairman and C.E.O.  561-961-5000
Email: mrubin@anchorfundingservices.com